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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------
                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   -----------

                                FUTURELINK CORP.
                       (Name of Subject Company (Issuer))

                                   -----------

                                FUTURELINK CORP.
                        (Name of Filing Person (Offeror))

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 Options Under FutureLink Corp.'s Second Amended and Restated Stock Option Plan
              to Purchase Common Stock, Par Value $.0001 Per Share,
                         Held by Certain Option Holders
                         (Title of Class of Securities)

                                   -----------

                                   36114 Q 208
                (CUSIP Number of Underlying Class of Securities)

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                                                    copies to:
      Howard E. Taylor                      John F. Della Grotta, Esq.
   Chief Executive Officer                    Stephen D. Cooke, Esq.
      FutureLink Corp.                 Paul, Hastings, Janofsky & Walker LLP
    2 South Pointe Drive                 695 Town Center Drive, 17th Floor
    Lake Forest, CA 92630                Costa Mesa, California 92626-1924
     Tel: (949) 672-3000                        Tel: (714) 668-6200
                                                Fax: (714) 979-1921


  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)


                            CALCULATION OF FILING FEE

================================================================================

      Transaction Valuation*                       Amount of Filing Fee
      ---------------------                        --------------------
           $79,272,344                                   $15,854

================================================================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 9,679,163 shares of common stock of FutureLink Corp. having a weighted average exercise price of $8.19 will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


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                Amount previously paid:                   Not applicable.
                Form or Registration No.:                 Not applicable.
                Filing party:                             Not applicable.
                Date filed:                               Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]    third party tender offer subject to Rule 14d-1.

         [X]    issuer tender offer subject to Rule 13e-4.

         [ ]    going-private transaction subject to Rule 13e-3.

         [ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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                             INTRODUCTORY STATEMENT

         This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to our offer to exchange options to purchase shares of our common stock, par value $.0001 per share, held by certain of our employees for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of issuance upon the terms and subject to the conditions in the Offer to Exchange dated
February 12, 2001 attached hereto as Exhibit (a)(1)(A) (the "Offer to Exchange") and the related Letter of Transmittal attached hereto as Exhibit (a)(1)(B) (the "Letter of Transmittal").

         The information in the Offer to Exchange and the Letter of Transmittal is incorporated herein by reference in answer to all applicable items in this Schedule TO, except as otherwise set forth below.

ITEM 10.  FINANCIAL STATEMENTS

Not applicable.

ITEM 12  EXHIBITS

(a)(1)(A)     Offer to Exchange dated February 12, 2001.
(a)(1)(B)     Form of Letter of Transmittal.
(a)(1)(C)     Form of Letter to Eligible Option Holders Regarding Offer.
(a)(1)(D) Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.
(b)           Not applicable.
(d)(1) Stock Option Plan, previously filed with the Commission on August 24, 1998 as Exhibit 10.1.29 to the Company's Registration Statement on Form SB-2, Registration No. 333-62133, which is incorporated herein by reference.
(d)(2) First Amendment to Second Amended and Restated Stock Option Plan, previously filed with the Commission on February 11, 2000 as
              Exhibit 10.2 to the Company's Registration Statement on Form SB-2, Registration No. 333-30178, which is incorporated herein by reference.
(d)(3) Second Amendment to Second Amended and Restated Stock Option Plan, previously filed with the Commission on June 13, 2000 as Exhibit
              C to the Company's Definitive Proxy Statement, which is incorporated herein by reference.
(g)           Not applicable.
(h)           Not applicable.


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SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


                                             FutureLink Corp.


                                             /s/ Howard E. Taylor
                                             -----------------------------------
                                             Howard E. Taylor
                                             Chief Executive Officer

Date:  February 12, 2001


                                INDEX TO EXHIBITS

Exhibit
Number            Description

(a)(1)(A)         Offer to Exchange dated February 12, 2001.

(a)(1)(B)         Form of Letter of Transmittal.
(a)(1)(C)         Form of Letter to Eligible Option Holders Regarding Offer.
(a)(1)(D) Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.
(b)               Not applicable.
(d)(1) Stock Option Plan, previously filed with the Commission on August 24, 1998 as Exhibit 10.1.29 to the Company's Registration Statement on Form SB-2, Registration No. 333-62133, which is incorporated herein by reference.
(d)(2) First Amendment to Second Amended and Restated Stock Option Plan, previously filed with the Commission on February 11, 2000 as Exhibit 10.2 to the Company's Registration Statement on Form SB-2, Registration No. 333-30178, which is incorporated herein by reference.
(d)(3) Second Amendment to Second Amended and Restated Stock Option Plan, previously filed with the Commission on June 13, 2000 as Exhibit C to the Company's Definitive Proxy Statement, which is incorporated herein by reference.
(g)               Not applicable.
(h)               Not applicable.


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                                INDEX TO EXHIBITS

Exhibit
Number            Description

99.(a)(1)(A)      Offer to Exchange dated February 12, 2001.

99.(a)(1)(B)      Form of Letter of Transmittal.
99.(a)(1)(C)      Form of Letter to Eligible Option Holders Regarding Offer.
99.(a)(1)(D)      Form of Letter to Tendering Option Holders Regarding
                  Acceptance of Tendered Options.
99.(b)            Not applicable.
99.(d)(1)         Stock Option Plan, previously filed with the Commission on
                  August 24, 1998 as Exhibit 10.1.29 to the Company's
                  Registration Statement on Form SB-2, Registration No.
                  333-62133, which is incorporated herein by reference.
99.(d)(2)         First Amendment to Second Amended and Restated Stock Option
                  Plan, previously filed with the Commission on February 11,
                  2000 as Exhibit 10.2 to the Company's Registration Statement
                  on Form SB-2, Registration No. 333-30178, which is
                  incorporated herein by reference.
99.(d)(3)         Second Amendment to Second Amended and Restated Stock Option
                  Plan, previously filed with the Commission on June 13, 2000 as
                  Exhibit C to the Company's Definitive Proxy Statement, which is incorporated herein by reference.
99.(g)            Not applicable.
99.(h)            Not applicable.